UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3

Name of Issuer: U.S. Global Investors, Inc. (formerly United
Services Advisors)

Title of Class of Securities:  Class A Common Stock (formerly
Preferred Stock)

CUSIP Number:  902952100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

  Lourde John Constable d/b/a Constable Asset Management, Ltd.
                      5 Radnor Corp. Center
                 100 Matsonford Rd., Suite #520
                   Radnor, Pennsylvania  19087

     (Date of Event which Requires Filing of this Statement)

                        February 3, 1999

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 902952100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Constable Partners, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         47,632

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         47,632

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         47,632


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         0.8%

14. Type of Reporting Person

         PN

CUSIP No.: 902952100

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Lourde John Constable d/b/a Constable Asset Management,
         Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:
7.  Sole Voting Power:


8.  Shared Voting Power:

         67,632

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         67,632

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         67,632

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         1.1%

14. Type of Reporting Person

         IN

The purpose of this Amendment No. 3 to the previously filed
Schedule 13D is to report that Constable Partners, L.P. (the "Partnership") and Lourde John Constable d/b/a Constable Asset Management, Ltd. ("Constable") (together, the "Reporting Persons") have ceased to be the beneficial owners of more than five percent of the Class A Common Stock (the "Shares") of U.S. Global Investors, Inc.

Item 1.  Security and Issuer

         Since the last filing by the Reporting Persons on the
         Schedule 13D, the Issuer has changed its name and has reclassified the securities that were reported on the last filing.

         On June 4, 1996, United Services Advisors, Inc. changed its name to U.S. Global Investors, Inc. (the "Issuer").
         The Issuer had also on June 4, 1996, reclassified its Preferred Stock as Class A Common Stock.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Partnership owns 47,632
         Shares and Constable is deemed to beneficially own
         67,632 Shares.

         All of the Shares were purchased in open market transactions. The Shares owned by the Partnership were purchased for an aggregate purchase price of $102,228.
         The Shares beneficially owned by Constable were purchased for an aggregate purchase price of $162,928.

         The funds for the purchase of the Shares held by the Partnership and Constable have come from the working capital of the Partnership and Constable. No funds were borrowed to purchase any of the Shares.

Item 4.  Purpose of Transactions

         No change.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Shares.

         As of the date hereof, the Partnership owns 47,632 Shares and Constable is deemed to be the beneficial owner of 67,632 Shares. Based on information provided by the Issuer, as of October 26, 1998, there were 6,299,444 Shares outstanding. Therefore, the Partnership owns 0.8% and Constable is deemed to beneficially own 1.1% of the outstanding Shares. The Reporting Persons have the sole or shared power to vote, direct the vote, dispose of or direct the disposition of all the Shares that they are deemed to beneficially own. All transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D were effected in open-market transactions and are set forth in Exhibit B hereto.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons since the most recent filing on
              Schedule 13D is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                             CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                  _______________________________
                                  Lourde John Constable
                                  General Partner

                                  /s/ Lourde John Constable
                                  _______________________________
                                  Lourde John Constable

February 19, 1999

                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

February 19, 1999 relating to the Common Stock of U.S.

Global Investors, Inc. shall be filed on behalf of the

undersigned.


                             CONSTABLE PARTNERS, L.P.

                             By:  /s/ Lourde John Constable
                                  _______________________________
                                  Lourde John Constable
                                  General Partner

                                  /s/ Lourde John Constable
                                  _______________________________
                                  Lourde John Constable

                                                        Exhibit B


    SCHEDULE OF TRANSACTIONS - Constable and the Partnership


                                            Price Per Share
  Date     Shares Purchased or (Sold)   (excluding commission)
  ____     __________________________    _____________________

1/28/99             (12,187)                   $2.3299

2/3/99              (81,890)                    3.4099

2/4/99              (84,725)                    3.3299

2/5/99              (25,300)                    2.1899

2/11/99             (73,266)                    2.3869



































                                9
02414001.AB7